

Mail Stop 3628

July 14, 2008

Via Facsimile and U.S. Mail
Mark Molina
Executive Vice President
L-1 Identity Solutions, Inc.
177 Broad Street, 12th Floor
Stamford, CT 06901

      Re: **Digimarc Corporation**
            Schedule TO-T filed by Dolomite Acquisition Co. and
            L-1 Identity Solutions, Inc.
            Filed July 3, 2008
            File No. 005-59177

Dear Mr. Molina:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Amend.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

1. We note that the offer price of $11.90 per share may be increased or decreased based on the number of options outstanding as of the expiration date. Please revise throughout your document to clarify that the offer will remain open for at least ten business days from the date that notice of any increase or decrease is provided to security holders, as required by Rule 14e-1(b), or explain to us why you are not required to do so. Please also prominently disclose that the offer price is below the current market price.

Procedures for Accepting the Offer and Tendering Shares, page 7

Determination of Validity, page 9

2. Explain to us the purpose of the language that your interpretation of the terms and
conditions of the Offer will be final and binding. Please disclose that only a court
of competent jurisdiction can make a determination that will be final and binding
upon the parties. In addition, please disclose that security holders may challenge
your determinations.

Short-form Merger, page 57

3. We note that after the tender offer, you may purchase additional shares on the
open market in order to reach the 90% threshold and effect a short-form merger
and that the consideration may be greater than or less than the offer price. We
note that it appears you intend to rely on the exception in Rule 13e-3(g)(1) for
these additional open market purchases. Please tell us how you are complying
with the requirement in Rule 13e-3(g)(1) that the consideration offered to
unaffiliated security holders be at least equal to the highest consideration offered
during the tender offer. Further, if you are relying on the unitary transaction no-
action position, then please address how you are able to rely on that position
given that the consideration will not be the same as in the tender offer and given
that you will change the board of directors prior to completion of the merger. See
Question and Answer 8 in Exchange Act Release No. 17719, April 13, 1981.

Certain Conditions of the Offer, page 60

4. We note that you may determine in your "sole discretion" whether certain offer
conditions have occurred or are satisfied. In the absence of any objective criteria,
such as a standard of reasonableness, satisfaction of the offer conditions in the
sole discretion of the bidder is the equivalent of a waiver of the offer condition.
When a bidder waives a material offer condition, the offer must remain open for
at least five business days from the date notice of the waiver is provided to
security holders. Please revise the penultimate paragraph to include an objective
standard for the determination of whether a condition has been satisfied.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may
wish to provide us with marked copies of the amended filing to expedite our review.
Please furnish a cover letter with your amended filing that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters

greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions

cc: Marita Makinen, Esq.
Kyle Krpata, Esq.
Weil Gotshal & Manges LLP